Exhibit (j)

Report of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 82 to the Registration Statement No. 811-02546 on Form N-1A of Fidelity Commonwealth Trust, of our report dated June 8, 2004 appearing in the Annual Report to Shareholders of Fidelity Large Cap Stock Fund, of our reports each dated June 11, 2004 appearing in the Annual Reports to Shareholders of Fidelity Mid-Cap Stock Fund, Fidelity Small Cap Retirement Fund, Fidelity Small Cap Stock Fund, and Spartan 500 Index Fund, and of our report dated June 17, 2004 appearing in the Annual Report to Shareholders of Fidelity Intermediate Bond Fund, for the year ended April 30, 2004.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
June 28, 2004